SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                       ADELPHIA COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   006848 10 5

                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 5, 1999

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ___

Check the following box if a fee is being paid with the statement.____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   2
CUSIP No.:        006848 10 5

         (1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                  John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas, and Daniel R. Milliard
                  (collectively, the "Limited Purpose Group")

         (2)      Check the Appropriate Box if a Member of a Group   (a)
                                                                     (b)X

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  The members of the Limited Purpose Group are citizens of the United States of America.

          Number of            (7)     Sole Voting Power                                            32,800,474 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,399,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                     0**
          Reporting
         Person With           (10)    Shared Dispositive Power                                                   0**

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    35,119,625**

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            56.3%

         (14)     Type of Reporting Person (See Instructions)
                                                            00

         **See Item 5 and Schedule C for further explanation.

                                                                   3
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas                       (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                  **Solely with respect to voting for the election of directors.
                       See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


       (6)      Citizenship or Place of Organization United States of America

          Number of            (7)     Sole Voting Power                                             6,216,855 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          28,982,770 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                        5,856,755 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     24,486,330 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  30,343,085 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which John J. Rigas is a general partner, and 2,398,151 shares beneficially owned by Doris Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares X
                  Excludes 4,856,540 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas shares the right to vote for the election of directors and as to which shares he disclaims beneficial ownership.***

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            52.6%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

         ***See Item 5 and Schedule C for further explanation.

                                                                   4
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                  **Solely with respect to voting for the election of directors.
                     See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


        (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,818,221--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    25,557,851--for election of directors only.
           Person                      23,739,630--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       1,818,221
                               (10)    Shared Dispositive Power
                                       24,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  26,304,551 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, and 2,398,151 shares beneficially owned by Doris Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            49.0%

         (14)     Type of Reporting Person (See Instructions)
                                                           IN

         ***See Item 5 and Schedule C for further explanation.

                                                                   5
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas                    (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                 **Solely with respect to voting for the election  of directors.
                   See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,818,221--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    25,557,851--for election of directors only.
           Person                      23,739,630--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       1,818,221
                               (10)    Shared Dispositive Power
                                       24,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  26,304,551 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, and 2,398,151 shares beneficially owned by Doris Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            49.0%

         (14)     Type of Reporting Person (See Instructions)
                                                             IN
                  ***See Item 5 and Schedule C for further explanation.

                                                                   6
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         James P. Rigas                               (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                  **Solely with respect to voting for the election of directors.
                    See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   1,053,685--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    24,793,315--for election of directors only.
           Person                      23,739,630--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       1,053,685
                               (10)    Shared Dispositive Power
                                       24,486,330

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  25,540,015 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, and 2,398,151 shares beneficially owned by Doris Holdings, L.P., a limited partnership).***

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            48.3%

         (14)      Type of Reporting Person (See Instructions)
                                                            IN

                  ***See Item 5 and Schedule C for further explanation.

                                                                   9
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Ellen K. Rigas                      (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                 **Solely with respect to voting for the election  of directors.
                   See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


        (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power
           Shares                      0--for election of directors only.
        Beneficially                   165,413--for all other voting purposes (see Item 5).
          Owned by
            Each               (8)     Shared Voting Power
          Reporting                    22,253,592--for election of directors only.
           Person                      22,088,179--for all other voting purposes (see Item 5).
            With
                               (9)     Sole Dispositive Power
                                       165,413
                               (10)    Shared Dispositive Power
                                       22,088,179

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  22,253,592 (which includes 97,949 shares beneficially owned by Dorellenic, 4,000,000 shares beneficially owned by Highland Holdings II, and 17,990,230 shares beneficially owned or deemed to be beneficially owned by Highland Holdings, each a general partnership in which Ellen K. Rigas is a general partner).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            42.8%

         (14)      Type of Reporting Person (See Instructions)
                                                            IN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Daniel R. Milliard                  (SS# ###-##-####)

         (2)      Check the Appropriate Box if a Member of a Group  (a)X **
                                                                    (b)
                 **Solely with respect to voting for the election  of directors.
                   See Item 5 for further explanation.

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         PF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


        (6)      Citizenship or Place of Organization

                  United States of America

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                               1,000 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                              0 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     1,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             0%

         (14)     Type of Reporting Person (See Instructions)
                                                            IN

                  ***See Item 5 and Schedule C for further explanation.

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Doris Holdings, L.P.

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          2,398,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             5.7%

         (14)     Type of Reporting Person (See Instructions)
                                                            PN

                                                                  10
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Eleni Acquisition, Inc.

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                         AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         (6)      Citizenship or Place of Organization

                  State of Delaware

          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           2,398,151 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      2,398,151 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          2,398,151

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             5.7%

         (14)     Type of Reporting Person (See Instructions)
                                                            CO

                                                                  18
CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  Commonwealth of Pennsylvania


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                          17,990,230 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                     17,990,230 Shares

         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 17,990,230 (including 9,433,962 deemed beneficially owned by Highland Preferred Communications, L.L.C., a 100% owned subsidiary, 8,506,268 held by Highland Communications, L.L.C., a 100% owned subsidiary, and 50,000 owned by Bucktail Broadcasting Corporation, a majority owned subsidiary of Highland Holdings).

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            34.8%

         (14)     Type of Reporting Person (See Instructions)
                                                            PN

CUSIP No.:        006848 10 5

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Highland Holdings II

         (2)      Check the Appropriate Box if a Member of a Group  (a)
                                                                    (b)

         (3)      SEC Use Only

         (4)      Source of Funds
                                                      PF/AF/00

         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization

                  State of Delaware


          Number of            (7)     Sole Voting Power                                                     0 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                           4,000,000 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                                0 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                      4,000,000 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     4,000,000

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         (13)     Percent of Class Represented by Amount in Row (11)
                                                             9.4%

         (14)     Type of Reporting Person (See Instructions)
                                                            PN

                  This Schedule 13D Amendment No. 8 ("Amendment No. 8") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 8 amends and supplements the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), as amended by amendments filed thereto through and including Amendment No. 7 ("Amendment No. 7" and, collectively with the Original Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, the "Schedule 13D Filings") by the Limited Purpose Group and the other filing parties thereto.

                  The descriptions contained in this Amendment No. 8 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.

1.       SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at Main at Water Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while Adelphia's Class B Common Stock, par value $.01 per share, has not been so registered. The information in this Amendment No. 8 reflects the issuance, since Amendment No. 7, of 1,000,000 shares of Class A Common Stock by the Company on February 23, 1999.

2.       IDENTITY AND BACKGROUND

                  Doris Holdings, L.P. ("Doris") is a Delaware limited partnership whose general partner is Eleni Acquisition, Inc. ("Eleni"). All of the individuals who are the executive officers, directors and controlling persons of Eleni are listed in Schedule A hereto. The principal business and office address of each of Doris and Eleni is Main at Water Street, Coudersport, Pennsylvania 16915.

                  Highland Holdings ("Highland") and Highland Holdings II ("Highland II") are each a Pennsylvania general partnership. All of the individuals who are the general partners of Highland and Highland II include John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas and Ellen K. Rigas, each of which is listed on Schedule A hereto. The principal business and office address of both Highland and Highland II is Main at Water Street, Coudersport, Pennsylvania 16915. Highland is the sole member of Highland Communications, L.L.C. ("HC") and Highland Preferred Communications, L.L.C. ("HPC"), Delaware limited liability companies which act solely by and through Highland, the sole member, and is the majority owner of Bucktail Communications Corporation ("Bucktail").

(a) See Schedule A attached hereto for each other person filing this Amendment No. 8.

(b) See Schedule A for the residence or business address of each other person filing this Amendment No. 8.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Not Applicable.

4.       PURPOSE OF TRANSACTION

                  Not Applicable.

5.       INTEREST IN SECURITIES OF THE ISSUER

                  Not Applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On March 5, 1999, the Company announced that it had entered into a definitive agreement (the "Merger Agreement") to acquire Century Communications Corp. by merger (the "Merger"). This transaction is subject to shareholder approval by Century and Adelphia and other customary closing conditions. (See Forms 8-K filed by the Company filed on March 5, 1999 and March 9, 1999).

                  In connection with the Merger, on March 5, 1999, John Rigas, Michael Rigas, Timothy Rigas and James Rigas (the "Rigas Parties") entered into a Class B Voting Agreement with Century Communications Corp. ("Voting Agreement"). In the Voting Agreement, the Rigas Parties agreed to vote their shares of Class B Common Stock of the Company (i) in favor of all items or proposals of the Company necessary to effect the Merger, including the calling of any stockholder meetings, and (ii) against any amendment to the Company's charter and bylaws or other proposal, which would impede, frustrate, prevent or nullify the Merger or the Merger Agreement or any of the transactions contemplated thereby or change the voting rights of any class of capital stock of the Company. The Voting Agreement, which is incorporated herein by reference and is attached hereto as an exhibit under Item 7, will terminate on the earlier of June 5, 2000, the effective time of the Merger, or the termination of the Merger Agreement.

7.       MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.

         14. Rigas Class B Voting Agreement, dated as of March 5, 1999, among Century Communications Corp., John Rigas, Michael Rigas, Timothy Rigas and James Rigas (incorporated herein by reference is Exhibit 10.02 to the Form 8-K of Adelphia Communications Corporation filed March 9, 1999 (Commission File No. 000-16014)).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature


                                                     John J. Rigas, individually and as a member of the
                                                     Limited Purpose Group by Michael J. Rigas,
                                                     Attorney-in-Fact
                                                     Name/Title



March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas, individually and as a member of the Limited Purpose Group
                                                     Name/Title



March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas, individually and as a member of the Limited Purpose Group by
                                                     Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature


                                                     James P. Rigas, individually and as a member of the Limited Purpose Group by
                                                     Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature


                                                     Ellen K. Rigas, individually and as a member of the Limited Purpose Group by
                                                     Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



March 15, 1999                                       /s/Michael J. Rigas
Date                                                 Signature



                                                     Daniel R. Milliard,individually and as a member of the Limited Purpose Group by
                                                     Michael J. Rigas, Attorney-in-Fact
                                                     Name/Title



March 15, 1999                                       DORIS HOLDINGS, L.P.
Date

                                                     By:  Eleni Acquisition, Inc., General Partner


                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title



March 15, 1999                                       ELENI ACQUISITION, INC.
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Vice President
                                                     Name/Title



March 15, 1999                                       HIGHLAND HOLDINGS
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Partner
                                                     Name/Title



March 15, 1999                                       HIGHLAND HOLDINGS II
Date

                                                     By:  /s/ Michael J. Rigas
                                                           Signature


                                                     Michael J. Rigas, Partner
                                                     Name/Title


                                                            Principal Occupation or Employment and Principal
Name and Business Address                                   Business and Address

John J. Rigas                                               Chairman, Chief Executive Officer and President
Main at Water Street                                        Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             Main at Water Street
                                                            Coudersport, Pennsylvania 16915

Michael J. Rigas                                            Executive Vice President
Main at Water Street                                        Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             Main at Water Street
                                                            Coudersport, Pennsylvania 16915

Timothy J. Rigas                                            Executive Vice President, Chief Financial
Main at Water Street                                          Officer and Treasurer
Coudersport, Pennsylvania 16915                             Adelphia Communications Corporation
                                                            Main at Water Street
                                                            Coudersport, Pennsylvania 16915

James P. Rigas                                              Executive Vice President
Main at Water Street                                        Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             Main at Water Street
                                                            Coudersport, Pennsylvania 16915

Ellen K. Rigas                                              Self-employed
Main at Water Street                                        Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                             Main at Water Street
                                                            Coudersport, Pennsylvania 16915

Daniel R. Milliard                                          President, Chief Operating Officer and Secretary
Main at Water Street                                        Hyperion Telecommunications, Inc.
Coudersport, Pennsylvania 16915                             Main at Water Street
                                                            Coudersport, Pennsylvania 16915

                                                  SCHEDULE C
                                                      TO
CUSIP No. 006848 10 5                            SCHEDULE 13D
                                               (AMENDMENT NO. 8)

                                                                21
1.

2.       PERCENT OF CLASS

                  LIMITED PURPOSE GROUP. Based upon 62,498,849 shares of Class A Common Stock outstanding (which assumes the conversion of 10,736,544 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), the Limited Purpose Group's beneficial ownership represents 56.3%.

                  LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING
                  PERSONS.

                  JOHN J. RIGAS: Based upon 57,645,309 shares of Class A Common Stock outstanding (which assumes the conversion of 5,883,004 shares of Class B Common Stock held of record by John J. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), John J. Rigas' beneficial ownership represents 52.6%. In addition, John J. Rigas shares or has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 4,856,540 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which increases John J. Rigas' beneficial ownership to 57.2%.

                  MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 53,678,275 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 1,915,970 shares of Class B Common Stock held of record by such person and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), each such individual's beneficial ownership represents 49.0%.

                  JAMES P. RIGAS: Based upon 52,913,939 shares of Class A Common Stock outstanding (which assumes the conversion of 1,151,634 shares of Class B Common Stock held of record by James P. Rigas and Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), James P. Rigas' beneficial ownership represents 48.3%.

                  ELLEN K. RIGAS: Based upon 52,024,067 shares of Class A Common Stock outstanding (which assumes the conversion of 261,762 shares of Class B Common Stock held of record by Ellen K. Rigas and by Dorellenic into shares of Class A Common Stock, and the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), Ellen K. Rigas' beneficial ownership represents 42.8%.

                  DANIEL R. MILLIARD: Daniel R. Milliard's beneficial ownership represents 0.0%.

                  HIGHLAND HOLDINGS: Based on 51,762,305 shares of Class A Common Stock outstanding (which assumes the conversion of 80,000 shares of Series C Preferred Stock into 9,433,962 shares of Class A Common Stock by Highland Holdings), Highland's beneficial ownership represents 34.8%.

                  DORIS HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, ELENI ACQUISITION, INC.): Based on 42,328,343 shares of Class A Common Stock outstanding, SHHH's beneficial ownership represents 5.7%.

                  HIGHLAND HOLDINGS II: Based on 42,328,343 shares of Class A Common Stock outstanding, Highland II's beneficial ownership represents 9.4%.